

Banco de Chile

Earnings Report 3Q20

Key Highlights

'After months of significant restrictions on mobility across the country, we began to see some signs of recovery during the 3Q20. Based on a positive evolution of infection rates, the Ministry of Health deployed a gradual process to lifting longstanding quarantines, while establishing specific health measures for individuals and industries to progressively resume social interaction and economic activity. As such, most of the economic sectors have commenced to operate in a more normal way, while consumers have slowly gone back to stores and restaurants, behaviors that have undoubtedly contributed to halting GDP contraction and unemployment increase.

Although the outlook for individual customers continues to be uncertain, we are witnessing a slow but steady improving trend in some leading indicators related to our core business, such as current account openings, credit and debit card purchases and ATM transactions. Likewise, we are seeing green shoots in consumer and mortgage loan origination, after bottoming out last June, while commercial loans granted to large companies and SMEs have depicted solid growth in the 3Q20, though most of this expansion continues to be influenced by government support programs. Similarly, our demand deposits have continued to grow by posting a 28% YTD increase, driven by the prevailing interest rate scenario and other effects such as the 10% withdrawal from pension funds. The dynamics of DDAs reflect how reliable we are to customers when saving their funds, especially in troubled times. We expect to keep on prioritizing this type of funding, in part thanks to the FAN account we have recently launched, which can be opened digitally by customers without need to attend a branch. After a couple of months we have recruited more than 90,000 new cardholders who will enjoy all the benefits of being a BCH client. The FAN account provides us with a very effective tool to expand our customer base at low cost. Furthermore, we expect that our solid value offerings and superior loyalty programs, in conjunction with the highest brand recognition in the industry and a top service quality index among peers, as reported by renowned survey companies, will be crucial assets when successfully facing financial portability.

In terms of net income, our bottom line amounted to Ch$88 billion in 3Q20. Certainly, the cost of risk has been one of the main concerns during this year. On this matter, we have taken decisive steps by proactively establishing a significant amount of allowances for the individually-evaluated portfolio of companies in the 2Q20. Simultaneously, we set additional provisions in order to deal with the increasing risk we began to experience in the loan portfolio, which also led us to recalibrate our group-based internal models while recognizing such effect in September. Within the same period of time, we fully implemented the provisioning methodology for the Covid portfolio as determined by the regulator. Based on these decisions, we are in a position to affirm that we have set all the necessary provisions to fully cover the risks to which we are exposed to while counting on additional allowances by approximately Ch$240 Bn.

We believe that coming quarters will be challenging as well, but we are confident that the combination of our competitive strengths, the consistency of our strategy and the prudential approach to risk, will allow us to recover our income-generating capacity on a more consistent, solid and faster way that our main peers and the rest of the industry'.

Eduardo Ebensperger-CEO

~90,000 FAN Cardholders	During Sep2020 we launched the new FAN account, a 100% digital debit account that provides with a strong tool to attract new customers.
+45% YoY advance in Demand Deposits Balances	In the 3Q20 we continued to lead the industry in demand deposits among privately-owned banks by holding a 21.5% market share.
40% Total Mentions	Market-leading Bank in dealing with Covid19 for Chilean customers according to a survey conducted by Ipsos.

Financial Snapshot 3Q20

(In billions of Ch$)



Net Income
-42.0%
152
(44.1)
(15.5)
(23.9)
13.0
6.5
88
Customer Income
Non-customer Income
Loan Loss Prov.
Op. Expenses
Income tax & Others
3Q19
3Q20

Ratios	3Q20	YTD
ROAE	9.8%	12.8%
NIM	3.1%	3.5%
LLP / Avg. Loans	1.5%	1.7%
Efficiency Ratio	47.2%	44.6%
TIER I Ratio	11.6%	11.6%

+33% QoQ
Increase in origination of Residential Mortgage Loans (~Ch$231 Bn.)

+67% QoQ
Increase in origination of Consumer Loans (~Ch$224 Bn.)

New Apps
In Oct2020 we launched new versions of MiBanco and MiPago Apps with enhanced functionalities

209%
Average LCR Ratio in the 3Q20, based on a solid buffers and term mismatches management

251%
Coverage Ratio for NPLs in the 3Q20, excluding additional allowances (189% in the 3Q19)

15.0% BIS
Strong Capital Adequacy among major local banks

First Bank
In attracting and retaining talented staff (Merco 2020)

#1 in AUM
Banchile Mutual Funds held a market share of 22.7% as of Sep2020

Best Bank
For Financial Inclusion according to the European 2020

Financial Snapshot 3Q20

(In billions of Ch$)

Net Income

$88



3Q20
88
2Q20
112
3Q19
152

→ During the 3Q20, **Net Income** amounted to Ch$88.2 Bn. by decreasing Ch$64.0 Bn. YoY. This figure was influenced by a contraction in operating revenues which coupled with higher LLPs as a result of a weaker and challenging business backdrop. These effects were partly counterbalanced by annual declines in both OpEx and income tax.

Operating Revenues

$442



3Q20
442
2Q20
504
3Q19
502

→ **Operating revenues** reached Ch$442.3 Bn. in the 3Q20, which represents an annual drop of Ch$59.6 Bn. The shrinkage in commercial activity given Covid19 impacted our core revenues, which decreased Ch$46.3 Bn. YoY. Similarly, non-customer income fell Ch$13.2 Bn. driven by combined effects of higher Ch$ appreciation and lower inflation (UF variation).

Provisions for Loan Losses

$113



3Q20
113
2Q20
139
3Q19
89

→ **Loan loss provisions** registered a YoY increase of Ch$23.9 Bn. in the 3Q20. This figure was mainly associated with an expansion due to the recalibration of group-based provisioning models in 2020. These effects were counterbalanced by a Ch$43.0 Bn. net release of additional provisions progressively established in previous quarters with the purpose of proactively addressing the effect of Covid19 on risk expenses.

Operating Expenses

$209



3Q20
209
2Q20
222
3Q19
222

→ Our **operating expenses** contracted 5.9% YoY in the 3Q20 (Ch$13.0 Bn.), mainly attributable to a Ch$9.7 Bn. YoY decrease in personnel expenses, which in turn was influenced by a decrease in both severance payments and variable compensation. Given the contraction in operating revenues, our efficiency ratio increased to 47.2% in the 3Q20, yet continues to positively compare to the industry's ratio.

Total Loans

$31,308



3Q20
31,308
2Q20
30,841
3Q19
29,564

→ As of Sep20, **Total Loans** totaled Ch$31,308 Bn., equivalent to a 5.9% YoY increment. This expansion has been steered by both the government support program (FOGAPE) and an incipient trend reversion in loan origination during the 3Q20 in mortgage and consumer loans. Based on these drivers, commercial loans grew 12.1% YoY, concentrated in Middle Market and SMEs. In addition, mortgage loans moderately improved 3.8% YoY while consumer loans went down 12.4% YoY driven by the contraction in economic activity. However, during the 3Q20 we began to see early signs of recovery.

Economic Outlook

GDP Growth
(YoY)


3.4
-2.1
0.2
-14.1
-9.2
3Q19
4Q19
1Q20
2Q20
3Q20e

CPI & Unemployment Rate
(YoY, %)


2.1
7.3
3.0
7.1
3.7
8.2
2.6
12.2
3.1
12.3
3Q19
4Q19
1Q20
2Q20
3Q20
CPI
Unemployment

Loan Growth(1,2)
(12m% change as of Sep20, in real terms)


8.0%
7.2%
7.1%
6.2%
8.3%
7.2%
7.1%
4.3%
11.7%
9.0%
8.3%
0.4%(3)
14.4%
9.3%
7.6%
-6.8% (3)
9.0%
6.1%
4.9%
-13.0%(3)
3Q19
4Q19
1Q20
2Q20
3Q20
Total Loans
Commercial
Mortgage
Consumer

(1) Figures do not include operations of subsidiaries abroad.
(2) 12-month real growth adjusted by the effect of the consolidation of CMR and Presto credit card loans for months before Dec-18.
(3) A 2.5% YoY growth in the 4Q19, and 1.5%, 8.6% and 14.9% YoY contractions in the 1Q20, 2Q20 and 3Q20, respectively, adjusted by the effect of the acquisition of Santander Consumer Chile by Santander.

Chile's activity has been improving during the last months. According to Imacec's figures, the GDP fell 9.2% YoY in the 3Q20, after the 14.1% YoY plummet observed in the second quarter. On a sequential basis, the activity posted an impressive 21.0% annualized rise, after the substantial drop of 43.2% between April and June. The positive growth trend has mostly been attributable to the easing in sanitary restrictions due to the decline in active cases of Covid-19. Specifically, the population under quarantine fell from 55% in July to nearly 15% in October, allowing greater mobility in the country. Additionally, the one-time withdrawal of personal savings from pension funds and the strong response from fiscal policy have also supported the recovery. In this environment, Chile will likely resume the growth in the fourth quarter of this year.

The labor market has had a material deterioration this year due to the subdued activity in labor-intensive services. The unemployment rate rose from 7% in February to 13% in August, led by the 20% contraction in the number of employed people. This deterioration would have been even worse if the labor force had not been fallen in this period.

The CPI has been hovering around the Central Bank's 3.0% target, although it has recently increased. In September, the headline inflation rose by 0.6% MoM, while the YoY figure went up to 3.1% (the highest since January of this year). Nevertheless, temporary factors, such as the withdrawal of personal savings from pension funds, impacted the number. In this environment, the Central Bank maintained the interest rate at 0.5% in the last meeting and reaffirmed the intention to keep it at the current level over the next quarters.

According to the market consensus, analysts expect the GDP to fall around 5.5% this year, but they see a recovery to 4.5% growth in 2021. They also anticipate the interest rate will remain stable in 2021, with an inflation rate ending up the year at 2.8%. These numbers confirm the expectation of a faster recovery for Chile relative to most Latin American countries.

In regards to the banking industry, total loans experienced an annual real growth of 4.9%. Similar to previous quarters, commercial loans continued to be the main driver conducting loan growth by posting a 12-month expansion of 9.0%, mostly based on the government support program for companies. Mortgage loans, in turn, posted a YoY increment of 6.1% as of Sep20, while the downward trend in consumer loans persisted as depicted by a 13.0% YoY decrease in real terms. The latter is certainly in line with lower household consumption seen since the 1Q20, which is slowly and modestly improving.

As of Sep20, the industry's bottom line amounted to Ch$803 Bn., which denotes a YoY contraction of Ch$1,292 Bn. Main factors behind this decline were: (i) higher provisions for loan losses by Ch$901, associated with the effects of Covid19 on the economy and the risk profile of banking customers, and (ii) operating expenses increasing Ch$818 Bn. owing mainly to a one-time effect of impairment reported by a local bank. These effects were somehow offset by higher operating revenues (Ch$215 Bn.) and lower income tax and other effects (Ch$212 Bn.).

Operating Revenues

Operating Revenues
(In billions of Ch$)

	Quarters		Year End	
	3Q19	3Q20	Sep-19	Sep-20
Net Interest Income	337.0	288.8	1,004.1	962.7
Net Fees and Commissions	122.6	104.1	338.2	346.1
Net Financial Operating Income	48.0	-4.5	91.5	15.3
Foreign Exchange Transactions	-13.8	44.5	18.6	109.7
Other Operating Income	8.1	9.4	32.4	25.7
Total	**501.9**	**442.3**	**1,484.8**	**1,459.4**

Customer & Non Customer Income
(In billions of Ch$)


-11.9%
502
88
414
530
113
417
513
106
407
504
103
401
442
75
367
3Q19
4Q19
1Q20
2Q20
3Q20
Customer Income
Non-Customer Income

Operating Margin
Operating Revenues/Avg. Interest Earning Assets


6.07%
6.18%
5.94%
5.36%
4.68%
5.43%
5.42%
5.14%
4.63%
4.25%
BCH
Industry
3Q19
4Q19
1Q20
2Q20
3Q20

Operating revenues decreased Ch$59.6 Bn. YoY. Even though lockdowns have been ceasing over the last months, the early sanitary restrictions and the subsequent restrain in commercial activity affected our customer income, which posted a YoY decline of Ch$46.6 Bn. Similarly, non-customer income contracted Ch$13.0 Bn. YoY.

Main explanatory factors were, as follows:

- A YoY dwindle of Ch$22.7 Bn. in the contribution of our UF net asset exposure, explained by the roughly zero inflation seen during the 3Q20, as compared to the 0.5% rise seen in the 3Q19 (UF variation).
- A YoY reduction of Ch$18.5 Bn. in fee income mostly due to: (i) a YoY contraction of Ch$8.4 Bn. in insurance brokerage, as written premiums fell 22% YoY given reduced commercial and lending activity caused by Covid19 and new regulations on fraud insurance policies, (ii) lower fees from transactional services (checking accounts, credit/debit cards, ATMs) by Ch$5.2 Bn. YoY, impacted by the weakening in economic activity, (iii) a Ch$4.6 Bn. YoY drop in fees coming from mutual funds explained by portfolio rebalancing towards safer products such as fixed-income securities, and (iv) revenues from collection of over-due loans falling Ch$2.3 Bn. YoY.
- Lower income from our USD hedging position by Ch$17.6 Bn. This figure was explained by a 4.5% Ch$ appreciation during the 3Q20, which compares to the 7.4% Ch$ depreciation seen in the 3Q19.
- Income from loans falling Ch$16.0 Bn. YoY. The growth in commercial and mortgage average loan balances did not overcome the annual decline of 9.7% in consumer average loan balances and a slight reduction in lending spreads for some products.
- Lower contribution from demand deposits to our funding by Ch$14.6 Bn. YoY. The current economic landscape has pushed local and foreign interest rates down throughout 2020, which widely surpassed the opposite effect caused by the 45% YoY increment in DDAs.
- Net financial income from subsidiaries decreasing Ch$5.2 Bn. when compared to the 3Q19, mostly influenced by both the effect of the spike on long-term interest rates during Sep20 affecting the fixed-income portfolio of the securities brokerage subsidiary, and a high comparison base given an excellent performance in the 3Q19.

These effects were partly offset by:

- Revenues from treasury activities increasing Ch$29.4 Bn. YoY in the 3Q20. This figure was mainly explained by positive results from CVA/DVA by Ch$19.3 Bn., which in turn was linked to reduced PDs and favourable shifts in FX. Additionally, the AFS and Trading portfolios posted a YoY expansion of Ch$10.1 Bn., fostered by realized gains following the overall reduction in interest rates.
- Higher income from Sales & Structuring by Ch$1.7 Bn. YoY mostly due to derivatives transactions with wholesale customers.

On a YTD basis, operating revenues contracted Ch$25.4 Bn. This figure was explained by: (i) lower contribution of DDAs by Ch$31.1 Bn. linked to low interest rates, (ii) a Ch$11.9 Bn. decline in net financial income from subsidiaries principally explained by a comparison base effect, (iii) lower income from loans by Ch$8.8 Bn. given the impact of Covid on commercial activity, (iv) a YoY drop of Ch$6.8 Bn. in other operating income mainly due to the release of non-credit allowances in 2019, (v) a YoY decrease of Ch$6.0 Bn. in the contribution of our UF position given lower inflation, and (vi) revenues from our USD hedging position decreasing by Ch$2.9 Bn. These factors were offset by: (i) higher gains by Ch$31.1 Bn. from treasury activities backed by a YoY increment in revenues from our AFS and Trading portfolios and lower CVA/DVA charges, (ii) fee income increasing Ch$7.8 Bn. driven by insurance brokerage and partly counterbalanced by both mutual funds and transactional services, and (iii) a YoY expansion of Ch$5.2 Bn. in revenues from our Structuring desk.

Loan Loss Provisions & Allowances

Loan Loss Provisions & Allowances
(In billions of Ch$)

	Quarters		Year End	
	3Q19	3Q20	Sep-19	Sep-20
Loan Loss Allowances				
Initial Allowances	**-628.2**	**-679.3**	**-607.1**	**-685.4**
Charge-offs	74.9	70.3	230.3	276.9
Sales of Loans	0.0	0.0	2.5	0.2
Provisions established, net	-102.3	-157.3	-281.3	-357.9
Final Allowances	**-655.6**	**-766.2**	**-655.6**	**-766.2**
Provisions Established	-102.3	-157.3	-281.3	-357.9
Prov. Financial Guarantees	1.0	-10.1	-1.5	-21.3
Additional Provisions	0.0	43.0	0.0	-27.0
Recoveries	12.6	11.8	36.9	28.7
Loan Loss Provisions	**-88.7**	**-112.5**	**-245.8**	**-377.5**
Credit Quality Ratios				
Allowances / Total loans	2.22%	2.45%	2.22%	2.45%
Allowances / Total Past Due	1.89x	2.51x	1.89x	2.51x
Provisions / Avg. Loans	1.23%	1.46%	1.15%	1.65%
Charge-offs / Avg. Loans	1.04%	0.91%	1.08%	1.21%
Total Past Due / Total Loans	1.17%	0.98%	1.17%	0.98%
Recoveries / Avg. Loans	0.17%	0.15%	0.17%	0.13%

Provisions / Average Loans


1.23%
1.88%
1.66%
2.03%
1.46%
1.41%
1.37%
1.67%
1.81%
1.42%
BCH
Industry
3Q19
4Q19
1Q20
2Q20
3Q20

Total Past Due / Total Loans


1.94%
1.92%
2.00%
2.07%
2.06%
1.87%
1.12%
1.17%
1.39%
1.40%
1.33%
0.98%
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
BCH
Industry

Loan loss provisions went up Ch$23.9 Bn. YoY in the 3Q20. The underlying causes behind this expansion were, as follows:

- Higher net credit quality deterioration by approximately Ch$75.7 Bn. when compared to the 3Q19, which was mostly explained by the recalibration of our internal provisioning models for group-based evaluated portfolios in order to incorporate credit behavior seen in situations of economic contraction and new pieces of information in the context of Covid, with an impact of approximately Ch$71 Bn. recorded in Sep20.
- A Ch$10.5 Bn. YoY increase associated with loan growth (volume and mix effects), in line with the 6.6% YoY growth in average loan balances. This effect was largely concentrated in the retail banking segment, which explained Ch$9.3 Bn. YoY, backed by an annual 7.2% advance in its loan book. To a lesser extent, the wholesale banking segment contributed with Ch$1.2 Bn. Also, this effect comprises the impact of loan growth in Covid (FOGAPE) loans, most of them granted during the 3Q20, and the full adoption of the provisioning treatment set by the regulator for these types of loans.

These effects were counterbalanced by:

- A net release of Ch$43.0 Bn. of additional provisions during the 3Q20. This driver may be summarized as follows: (i) the establishment of additional provisions by Ch$35 Bn. during July and August, which joined to the Ch$70 Bn. established during the 2Q20, and (ii) the Ch$78 Bn. release in Sep20 as a consequence of provisioning models recalibration mentioned earlier.
- The positive FX impact on USD-denominated loan loss allowances by 4.8 Bn. YoY. This was a result of the higher Ch$ appreciation in the 3Q20 (4.5%) as compared to the 7.4% depreciation seen in the 3Q19.

On a YTD basis, our LLPs increased Ch$131.7 Bn. This result was mainly associated with:

- Higher net credit quality deterioration by approximately Ch$83.6 Bn. mainly as a consequence of the recalibration of provisioning models as mentioned above in the 3Q20, in order to introduce information associated with the current context.
- A net increase of Ch$27 Bn. in additional provisions in 2020 in order to face the expected deterioration in the credit risk scenario given the Covid19.
- Loan growth effect mainly explained by a 7.3% surge in average loan balances when compared to Sep19, which translated into higher risk expenses by Ch$25.1 Bn. This amount includes the effect of Covid (FOGAPE) loans in the expansion of our loan portfolio and the full adoption of the provisioning treatment set by the regulator for these types of loans.
- A negative effect of Ch$10.6 Bn. on our USD-denominated loan loss allowances given a weaker Ch$ in Sep20 when compared to a year ago.

Operating Expenses

Operating Expenses
(In billions of Ch$)

	Quarters		Year End	
	3Q19	3Q20	Sep-19	Sep-20
Personnel expenses	-115.2	-105.5	-344.1	-319.5
Administrative expenses	-81.9	-78.6	-248.2	-250.5
Depreciation and Amort.	-17.2	-18.8	-51.9	-54.9
Impairments	-0.2	0.0	-1.0	-0.9
Other Oper. Expenses	-7.2	-6.0	-29.0	-24.9
Total Oper. Expenses	**-221.8**	**-208.8**	**-674.3**	**-650.6**

Additional Information

Op. Exp. / Op. Rev.	44.2%	47.2%	45.4%	44.6%
Op. Exp. / Avg. Assets	2.3%	1.9%	2.4%	2.0%
Headcount (#)	13,694	13,325	13,694	13,325
Branches (#)	378	335	378	335

Efficiency Ratio
Operating Expenses/Operating Revenues


47.8%
49.2%
46.0%
46.1%(1)
51.1%
44.2%
44.7%
42.9%
44.0%
47.2%
BCH
Industry
3Q19
4Q19
1Q20
2Q20
3Q20

(1) Adjusted by the effect of Ch$809 Bn. in non-recurrent impairment losses reported by a local bank in June 2020.

In the 3Q20, OpEx decreased Ch$13.0 Bn. (equivalent to 5.9% YoY), from Ch$221.8 Bn. in the 3Q19 to Ch$208.8 Bn. in the 3Q20. The main drivers behind this contraction were:

- A YoY decline of Ch$9.7 Bn. (or 8.4%) in personnel expenses mostly explained by: (i) a Ch$7.1 Bn. YoY drop in severance payments given organizational restructuring in 2019, and (ii) pandemic-related effects on variable compensation, overtime and holiday expenses by approximately Ch$1.8 Bn. YoY. Salaries, in turn, grew below inflation in line with YoY headcount optimization owing to higher productivity and our digital strategy.
- A net decrease of Ch$1.3 Bn. associated with the development and implementation of internal projects in order to improve our efficiency and deploy our digital transformation initiatives. This figure was the combination of an annual contraction in external advisory and higher expenses related to outsourced services and IT development.
- A Ch$1.8 Bn. drop in marketing expenses in the 3Q20 as we have continued to use more effective channels in terms of media exposure and customer loyalty.
- Other operating expenses falling from Ch$7.2 Bn. in the 3Q19 to Ch$6.0 Bn. in the 3Q20, representing a cut of Ch$1.3 Bn. This figure was influenced by: (i) lower expenses related to assets received lieu of payment by Ch$2.2 Bn. YoY, and (ii) a Ch$1.9 Bn. YoY decrease in loan loss allowances on cross border loans explained by a Ch$ appreciation during this quarter as compared to the Ch$ depreciation seen in the 3Q19. These effects were partly offset by a YoY increase of Ch$2.1 Bn. in write-offs linked to the new fraud law that went effective in Sep20.

These effects were moderately counterbalanced by:

- An annual expansion of Ch$1.5 Bn. in depreciations and amortizations mainly due to increased ATM-related expenses and the amortization of intangible assets associated with software upgrades made throughout the quarter.

As a result of the contraction in operating revenues, our efficiency ratio worsened from 44.2% in the 3Q19 to 47.2% in the 3Q20. In spite of this increase, we continued to positively compare to the 51.9% ratio posted by the industry.

On a YTD basis, operating expenses declined Ch$23.7 Bn. (3.5% YoY). Underlying causes of this decrease were: (i) a Ch$17.8 Bn. decrease in severance payments, (ii) an annual contraction of Ch$6.1 Bn. in other personnel expenses mainly related to the effects of the pandemic, (iii) marketing expenses decreasing Ch$4.7 Bn. by using cost effective marketing campaigns, (iv) a YoY dwindle of Ch$4.2 Bn. in other operating expenses explained by the same factors mentioned above, (v) lower costs in outsourced services by Ch$4.2 Bn., and (vi) a Ch$3.0 Bn. fall in external advisory. These effects were counterbalanced by: (i) a Ch$7.6 Bn. increment in IT expenses mainly due to internal projects (new service model for our retail segment and our digital program), (ii) a YoY increase of Ch$5.1 Bn. linked to upgrades and repairs of branches and our ATM network, and (iii) an annual rise of Ch$3.0 Bn. in ATM-related depreciation and amortization of intangible assets.

Results by Business Segments

Income before Income Tax Contribution by Business Segment (%)


13.6%
7.3%
22.7%
3Q20
56.4%
Retail Banking
Wholesale Banking
Treasury
Subsidiaries

Income before Income Tax Change by Business Segment
(In billions of Ch$)


-38.3%
193
23
78
94
-2
119
16
67
9
27
3Q19
3Q20
Treasury
Retail Banking
Wholesale Banking
Subsidiaries

In the third quarter our income before income tax had a YoY decrease of 38.3%, from Ch$193 Bn. in the 3Q19 to Ch$119 Bn. in the 3Q20. As mentioned, the decline has been directly influenced by the lackluster economic environment drawn by the pandemic. During this period, the Wholesale Banking Segment represented a 56.4% of our consolidated income before income tax, followed by our Treasury and Subsidiaries, representing 22.7% and 13.6%, respectively. In turn, the Retail Banking Segment contributed 7.7% to the total amount, which depicts the impact of Covid19 on the segment's commercial activity and risk profile.

Main factors explaining this performance by segment were, as follows:

- The Retail Banking segment posted a YoY decrease of Ch$85.2 Bn. The sharp decline in core revenues, caused by the slump in the demand for loans, weaker overall commercial activity and the prevailing interest rate scenario reduced the income-generating capacity of this segment during 3Q20, including some lag from 2Q20. These forces resulted in lower contribution from demand deposits, as well as a decrease in both income from loans and fee-based income, all of which translated into a Ch$62.6 Bn. drop in the top line. This effect coupled with an annual increase of Ch$24.9 Bn. in risk expenses, which is in line with the environment prompted by the pandemic and its effects on the borrowers' payment capacity.
- The Wholesale Banking segment income before income tax amounted to Ch$67.1 Bn. in the 3Q20, declining Ch$10.9 Bn. when compared to a year ago. The decrease was mostly produced by lower operating income by Ch$12.4 Bn., due to the negative inflation effect attributable to this segment, lower contribution from DDAs and a decrease in results from USD hedging position for USD-denominated loan loss allowances given changes in FX described earlier. These effects were partly offset by higher income from loans. On the other hand, loan loss provisions had an improvement of Ch$1 Bn., mainly explained by the FX shifts mentioned earlier.
- Our Treasury registered a positive quarter by reaching a pre-tax income of Ch$27.0 Bn. in the 3Q20, which denotes a Ch$29.3 Bn. YoY rise when compared to the Ch$2.3 loss recorded in the 3Q19. This hike was largely due to the management of our AFS and trading portfolios. In the 3Q20 we benefited from the realization of cumulative marking-to-market gains in the AFS portfolio produced by the overall trend followed by interest rates throughout the year, which resulted in higher gross revenues of nearly Ch$6.6 Bn. Likewise, though core revenues from our trading portfolio remained almost flat YoY, we benefited from the positive effect of both lower PDs and the FX descending path on CVA/DVA charges, which improved of Ch$19.3 Bn. YoY.
- Our Subsidiaries posted a YoY decrease Ch$7.2 Bn. in income before income tax by recording a bottom line of Ch$16.2 Bn. in the 3Q20. The annual change was mainly conducted by: (i) a Ch$3.4 Bn. annual drop in pre-tax income of our Mutual Funds subsidiary, mainly as a consequence of portfolio rebalancing towards fixed-income securities as investor were looking for haven amid high volatility and stocks prices correction caused by Covid19, and (ii) a YoY decrease of Ch$3.3 Bn. in income before income tax earned by our Securities brokerage subsidiary, chiefly driven by marking-to-market adjustments on its investment portfolio in Sep20 given upward shifts in local interest rates.

Loan Portfolio



Loans by Segment
(In Billions of Ch$ and %)
5.9%
1.5%
29,564
30,841
31,308
Wholesale
Retail
10,978
11,352
11,672
+2.8%
37%
18,586
19,489
19,636
+0.8%
63%
3Q19
2Q20
3Q20
Retail
Wholesale



Market Share in Loans(1)
17.4%
17.2%
17.2%
17.0%
17.0%(2)
17.1%(2)
17.1%(2)
16.8%
16.8%
16.5%
16.3%(2)
16.1%(2)
16.6%(2)
16.5%
16.5%
16.4%
16.4%
16.0%
15.9%
15.6%
3Q19
4Q19
1Q20
2Q20
3Q20
Total Loans
Consumer Loans
Commercial loans
Mortgage loans

(1) Excluding operations of subsidiaries abroad.
(2) Market share in consumer and total loans are 17.3%, 17.3%, 17.4% and 17.5% in the 4Q19, 1Q20, 2Q20 and 3Q20, respectively, when adjusting by the effect of the acquisition of Santander Consumer Chile by Santander. By the same logic, market share in total loans are 16.6%, 16.4%, 16.1% and 16.6% in the 4Q19, 1Q20, 2Q20 and 3Q20, respectively.

As of September 30, 2020, our loan book amounted Ch$31,308 Bn., which denotes a 5.9% annual increase and a 1.5% advance on a QoQ basis (6.2% annualized). In the 3Q20, loan growth continued to be affected by the pandemic since lockdowns started to be lifted in last August. Accordingly, this trend began to show some reversion signs during September as certain sectors started to gradually reactivate.

Most of YoY loan growth was concentrated in commercial loans (12.1% YoY surge), influenced by state-guaranteed (FOGAPE) Covid loans. To a lesser extent, mortgage loans appeared to regain some momentum by posting a positive trend in quarterly origination (Ch$231 Bn.) after bottoming out in the 2Q20 (Ch$174 Bn.). As a result, mortgage loan balances grew 3.8% YoY. Lastly, our consumer loan portfolio decreased 12.4% YoY, evidencing the lack of dynamism in the economy and lower household consumption. However, similar to mortgage loans, quarterly origination of consumer loans has also began to evidence certain signs of recovery in the 3Q20, which is in line with Central Bank's findings regarding demand for loans by individuals and sales statistics revealed by the National Chamber of Commerce.

As of Sep20, the Retail Banking segment totaled Ch$19,636 Bn., representing a 5.7% YoY expansion. This result was triggered by:

- Personal banking loans contracting 0.9% QoQ (including consumer finance), but posting a moderate YoY increase of 1.3%. The QoQ behavior was linked to consumer loans decreasing 5.6% by reaching Ch$3,942 Bn. as of Sep20. This performance was highly influenced by the current economic uncertainty and a weaker labor market. On the opposite, other loan products went up 6.7% YoY (0.8% QoQ).
- Loans granted to SMEs continued to register an important YoY rise of 21.2% and 6.0% QoQ (26.4% annualized). Once again, these figures were mostly attributable to commercial loans expanding 28.4% YoY, partly boosted by the state-guaranteed (FOGAPE) Covid loan program and our strong commitment to SMEs.

The Wholesale Banking segment reached Ch$11,672 in total loans as of Sep20 and expanded 6.3% when compared to a year earlier while improving 2.8% QoQ (11.8% annualized). This figure was caused by:

- Loans granted to Middle Market growing Ch$463 Bn., which represents a 15.1% YoY upsurge. This was mainly due to the 37.8% YoY increment in commercial credits as a result of the same drivers mentioned above for SMEs. Instead, factoring loans decreased 36.7% YoY whilst Trade Finance loans went down to Ch$451 Bn. as of Sep20 (-16.8% YoY) linked to a Ch$ appreciation.
- Wholesale and Corporate Banking units jointly posted a 2.9% YoY advance in total loans. Aligned with drivers shown for Middle Market, commercial credits were the main engine for this expansion by posting a YoY rise of 12.4% (Ch$727 Bn.). Instead, Factoring and Trade Finance loans shrank Ch$216 Bn. and Ch$174 Bn., respectively, given lower local commercial activity and reduced international trade, as well as trends in FX.

In terms of market share, we achieved 16.6% stake in total loans, which was roughly 50 bps. above the prior quarter. The main driver behind this improvement was the solid increase in market share in commercial loans, which passed from 15.6% in the 2Q20 to a 16.5% stake in the 3Q20. Lastly, consumer loans remained almost flat while residential mortgage loans slightly decreased when compared to the 2Q20.

Funding & Capital

Demand Deposits to Loans Ratio

(As of Sep30, 2020)



46%
40%
34%
19%
Itaú
24%
36%

(1) Figures do not include operations of subsidiaries abroad.

Capital Adequacy Ratios: Market Positioning

(As of Aug31, 2020)



Itaú
15.29%
7.56%
15.12%
6.85%
12.81%
6.90%
13.03%
6.75%
12.29%
6.52%
14.02%
6.64%
BIS Ratio
Leverage Ratio

BCH Capital Adequacy Ratios



(67)bp
(45)bp
+73bp
+83bp
8.7%
8.0%
8.0%
7.6%
10.9%
11.6%
14.2%
15.0%
Sep-19
Sep-20
Shareholders Equity / Assets
Tier I (Basic Capital) / Assets
Tier I (Basic Capital) / RWA
(BIS Ratio) Total Capital / RWA

Funding Structure

2020 has been a particular year not only from the commercial business perspective, but also from a funding standpoint. Given the effect of COVID dynamics and fiscal/monetary policies on economic growth, the local banking industry and we have been the recipient of increasing DDA balances from both individuals and companies, which has been driven by many factors:

- Local and foreign interest rates moving around historical lows due to monetary policy actions taken across the world in order to overcome the COVID slump. Certainly, low interest rates –and negative real ones– discourage investors to taking time deposits.
- High volatility and sharp correction in stocks markets leading investors, particularly retail ones, to prefer liquidity.
- Companies assuring their business continuity amid an uncertain liquidity scenario which led them to maintain liquidity buffers in the way of current account balances.
- The one-time effects as the 10% withdrawal from local pension funds, which benefited all the pension system participants, as well as diverse government support programs that translated into direct money transfers to individuals.

The above describes the global trend. However, we have also benefited from our brand recognition and the confidence we have built over time with our customers at the moment of saving their funds. On a YoY basis our DDAs had increased 44.6% and 10.6% QoQ by totaling Ch$14,518 Bn. as of September 2020. More importantly, between 75% and 80% of these balances come from retail counterparties, who provide us with a stable funding source. Based on these figures, we continued to have –by far– the highest ratio of DDAs to loans, which reached 46% in the 3Q20.

Since demand deposits have increased steadily over the last quarters and given the effect of the pandemic on loan growth, we have had no need to raise long-term debt since the 1Q20. Nonetheless, we continue to be aware of potential market opportunities.

Capital Adequacy

Our equity totaled Ch$3,631 Bn. at the end of the 3Q20. This amount represents a 6.1% annual increase, equivalent to Ch$207.5 Bn.

The main reason explaining this expansion is the Ch$193.4 Bn. annual rise in retained earnings supported by two opposite forces: (i) retention of Ch$242.5 Bn. with charge to our 2019 net income, including both the 30% capitalization of our net distributable earnings and the amount equivalent to the inflation effect on our shareholders' equity, and (ii) a net income drop of Ch$49.0 Bn. in the period, once deducted provision for minimum dividends, given the effect of COVID on our business.

On the other hand, other equity accounts increased Ch$14.1 Bn. YoY, driven by: (i) a Ch$20.3 Bn. improvement in marking-to-market losses on hedge accounting derivatives, mainly given a moderate increase in CLF interest rates in the 3Q30, and (ii) a decrease of nearly Ch$6.2 Bn. in accumulated OCI of AFS instruments, as a result of our aim to realize capital gains obtained over the last quarters as a consequence of the overall sharp decrease in interest rates due to the pandemic.

Based on the above and due to the moderate growth of our balance sheet as a result of the COVID plummet, our Tier 1 and BIS ratios (on RWA) posted YoY advances of 73 and 83 bp., respectively, by reaching 11.6% and 15.0% at the end of the 3Q20. We expect these ratios to reduce temperedly as long as commercial activity normalizes.

Consolidated Statement of Income

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

	Quarters				% Change		Year Ended			% Change
	3Q19 MCh$	2Q20 MCh$	3Q20 MCh$	3Q20 MUS$	3Q20/3Q19	3Q20/2Q20	Sep-19 MCh$	Sep-20 MCh$	Sep-20 MUS$	Sep-20/Sep-19
Interest revenue and expense										
Interest revenue	509,719	440,777	360,567	459.7	(29.3) %	(18.2) %	1,541,402	1,355,618	1,728.4	(12.1) %
Interest expense	(172,726)	(116,579)	(71,724)	(91.4)	(58.5) %	(38.5) %	(537,309)	(392,880)	(500.9)	(26.9) %
Net interest income	**336,993**	**324,198**	**288,843**	**368.3**	**(14.3) %**	**(10.9) %**	**1,004,093**	**962,738**	**1,227.5**	**(4.1) %**
Fees and commissions										
Income from fees and commissions	155,244	136,930	129,226	164.8	(16.8) %	(5.6) %	434,915	427,827	545.5	(1.6) %
Expenses from fees and commissions	(32,642)	(20,422)	(25,135)	(32.0)	(23.0) %	23.1 %	(96,669)	(81,757)	(104.2)	(15.4) %
Net fees and commissions income	**122,602**	**116,508**	**104,091**	**132.7**	**(15.1) %**	**(10.7) %**	**338,246**	**346,070**	**441.2**	**2.3 %**
Net Financial Operating Income	**48,048**	**10,639**	**(4,529)**	**(5.8)**	**-**	**-**	**91,479**	**15,264**	**19.5**	**(83.3) %**
Foreign exchange transactions, net	**(13,829)**	**45,813**	**44,484**	**56.7**	**-**	**(2.9) %**	**18,562**	**109,677**	**139.8**	**490.9 %**
Other operating income	**8,099**	**6,851**	**9,437**	**12.0**	**16.5 %**	**37.7 %**	**32,445**	**25,679**	**32.7**	**(20.9) %**
Total Operating Revenues	**501,913**	**504,009**	**442,326**	**564.0**	**(11.9) %**	**(12.2) %**	**1,484,825**	**1,459,428**	**1,860.8**	**(1.7) %**
Provisions for loan losses	(88,692)	(139,408)	(112,543)	(143.5)	**26.9 %**	**(19.3) %**	(245,807)	(377,511)	(481.3)	**53.6 %**
Operating revenues, net of provisions for loan losses	**413,221**	**364,601**	**329,783**	**420.5**	**(20.2) %**	**(9.5) %**	**1,239,018**	**1,081,917**	**1,379.5**	**(12.7) %**
Operating expenses										
Personnel expenses	(115,209)	(106,964)	(105,486)	(134.5)	(8.4) %	(1.4) %	(344,136)	(319,493)	(407.4)	(7.2) %
Administrative expenses	(81,908)	(89,232)	(78,561)	(100.2)	(4.1) %	(12.0) %	(248,231)	(250,481)	(319.4)	0.9 %
Depreciation and amortization	(17,219)	(17,643)	(18,756)	(23.9)	8.9 %	6.3 %	(51,884)	(54,868)	(70.0)	5.8 %
Impairments	(201)	(867)	(15)	(0.0)	(92.5) %	(100.0) %	(1,023)	(882)	(1.1)	(13.8) %
Other operating expenses	(7,243)	(6,827)	(5,955)	(7.6)	(17.8) %	(12.8) %	(29,029)	(24,875)	(31.7)	(14.3) %
Total operating expenses	**(221,780)**	**(221,533)**	**(208,773)**	**(266.2)**	**(5.9) %**	**(5.8) %**	**(674,303)**	**(650,599)**	**(829.5)**	**(3.5) %**
Net operating income	**191,441**	**143,068**	**121,010**	**154.3**	**(36.8) %**	**(15.4) %**	**564,715**	**431,318**	**549.9**	**(23.6) %**
Income attributable to affiliates	1,521	(320)	(1,967)	(2.5)	-	514.7 %	5,494	(392)	(0.5)	-
Income before income tax	**192,962**	**142,748**	**119,043**	**151.8**	**(38.3) %**	**(16.6) %**	**570,209**	**430,926**	**549.4**	**(24.4) %**
Income tax	(40,762)	(31,045)	(30,804)	(39.3)	**(24.4) %**	**(0.8) %**	(124,346)	(94,102)	(120.0)	**(24.3) %**
Net Income for the period	**152,200**	**111,703**	**88,239**	**112.5**	**(42.0) %**	**(21.0) %**	**445,863**	**336,824**	**429.5**	**(24.5) %**
Non-Controlling interest	-	-	1	0.0	-	-	-	1	-	-
Net Income attributable to bank's owners	**152,200**	**111,703**	**88,238**	**112.5**	**(42.0) %**	**(21.0) %**	**445,863**	**336,823**	**429.5**	**(24.5) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 784.3 per US$1.00 as of September 30, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Financial Information

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

ASSETS	Sep-19 MCh$	Jun-20 MCh$	Sep-20 MCh$	Sep-20 MUS$	% Change Sep-20/Sep-19	% Change Sep-20/Jun-20
Cash and due from banks	1,650,317	2,247,451	2,134,787	2,721.9	29.4 %	(5.0) %
Transactions in the course of collection	631,110	501,348	490,166	625.0	(22.3) %	(2.2) %
Financial Assets held-for-trading	1,783,121	3,979,617	4,021,785	5,127.8	125.5 %	1.1 %
Receivables from repurchase agreements and security borrowings	86,864	47,878	57,572	73.4	(33.7) %	20.2 %
Derivate instruments	2,544,156	3,983,317	2,985,428	3,806.4	17.3 %	(25.1) %
Loans and advances to Banks	984,651	1,940,990	2,410,953	3,074.0	144.9 %	24.2 %
Loans to customers, net						
Commercial loans	16,181,776	17,462,386	18,144,967	23,134.9	12.1 %	3.9 %
Residential mortgage loans	8,880,650	9,204,784	9,221,258	11,757.2	3.8 %	0.2 %
Consumer loans	4,501,112	4,174,149	3,942,083	5,026.2	(12.4) %	(5.6) %
Loans to customers	**29,563,538**	**30,841,319**	**31,308,308**	**39,918.3**	**5.9 %**	**1.5 %**
Allowances for loan losses	(655,561)	(679,274)	(766,224)	(976.9)	16.9 %	12.8 %
Total loans to customers, net	**28,907,977**	**30,162,045**	**30,542,084**	**38,941.3**	**5.7 %**	**1.3 %**
Financial Assets Available-for-Sale	1,332,299	1,597,132	1,266,087	1,614.3	(5.0) %	(20.7) %
Financial Assets Held-to-maturity	-	-	-	-	-	-
Investments in other companies	49,169	51,273	48,984	62.5	(0.4) %	(4.5) %
Intangible assets	54,769	59,464	60,093	76.6	9.7 %	1.1 %
Property and Equipment	220,018	221,888	218,147	278.1	(0.9) %	(1.7) %
Leased assets	153,758	136,025	128,974	164.4	(16.1) %	(5.2) %
Current tax assets	802	28,520	25,028	31.9	3,020.7 %	(12.2) %
Deferred tax assets	316,035	324,211	333,333	425.0	5.5 %	2.8 %
Other assets	732,302	861,478	606,452	773.2	(17.2) %	(29.6) %
Total Assets	**39,447,348**	**46,142,637**	**45,329,873**	**57,795.9**	**14.9 %**	**(1.8) %**

LIABILITIES & EQUITY	Sep-19 MCh$	Jun-20 MCh$	Sep-20 MCh$	Sep-20 MUS$	% Change Sep-20/Sep-19	% Change Sep-20/Jun-20
Liabilities						
Current accounts and other demand deposits	10,039,396	13,128,551	14,518,325	18,511.0	44.6 %	10.6 %
Transactions in the course of payment	449,454	526,963	1,010,028	1,287.8	124.7 %	91.7 %
Payables from repurchase agreements and security lending	194,372	238,508	284,917	363.3	46.6 %	19.5 %
Saving accounts and time deposits	10,726,131	9,687,722	8,854,870	11,290.0	(17.4) %	(8.6) %
Derivate instruments	2,655,431	4,111,728	3,120,577	3,978.8	17.5 %	(24.1) %
Borrowings from financial institutions	1,651,038	4,313,057	3,869,391	4,933.5	134.4 %	(10.3) %
Debt issued	8,803,492	9,152,506	8,709,673	11,104.9	(1.1) %	(4.8) %
Other financial obligations	154,259	100,078	100,395	128.0	(34.9) %	0.3 %
Lease liabilities	149,409	132,130	125,223	159.7	(16.2) %	(5.2) %
Current tax liabilities	52,228	4	456	0.6	(99.1) %	11,300.0 %
Deferred tax liabilities	-	14	-	-	-	-
Provisions	599,755	566,583	590,953	753.5	(1.5) %	4.3 %
Other liabilities	548,426	605,883	513,597	654.8	(6.4) %	(15.2) %
Total liabilities	**36,023,391**	**42,563,727**	**41,698,405**	**53,165.7**	**15.8 %**	**(2.0) %**
Equity of the Bank's owners						
Capital	2,418,833	2,418,833	2,418,833	3,084.0	0.0 %	0.0 %
Reserves	703,190	703,206	703,206	896.6	0.0 %	0.0 %
Other comprehensive income	(84,148)	(85,257)	(70,085)	(89.4)	(16.7) %	(17.8) %
Retained earnings from previous periods	170,171	412,641	412,641	526.1	142.5 %	0.0 %
Income for the period	445,863	248,585	336,823	429.5	(24.5) %	35.5 %
Provisions for minimum dividends	(229,953)	(119,099)	(169,951)	(216.7)	(26.1) %	42.7 %
Non-Controlling Interest	1	1	1	-	0.0 %	0.0 %
Total equity	**3,423,957**	**3,578,910**	**3,631,468**	**4,630.1**	**6.1 %**	**1.5 %**
Total Liabilities & Equity	**39,447,348**	**46,142,637**	**45,329,873**	**57,795.9**	**14.9 %**	**(1.8) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 784.3 per US$1.00 as of September 30, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Financial Information

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

Key Performance Ratios	Quarter			Year Ended		
	3Q19	2Q20	3Q20	Sep-19	Jun-20	Sep-20
Earnings per Share (1) (2)						
Net income per Share (Ch$)	1.51	1.11	0.87	4.41	2.46	3.33
Net income per ADS (Ch$)	301.34	221.16	174.70	882.75	492.16	666.86
Net income per ADS (US$)	0.41	0.27	0.22	1.21	0.60	0.85
Book value per Share (Ch$)	33.89	35.43	35.95	33.89	35.43	35.95
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3)(4)						
Net Interest Margin	4.08%	3.45%	3.05%	4.13%	3.73%	3.50%
Net Financial Margin	4.49%	4.05%	3.48%	4.59%	4.21%	3.96%
Fees & Comm. / Avg. Interest Earnings Assets	1.48%	1.24%	1.10%	1.39%	1.34%	1.26%
Operating Revs. / Avg. Interest Earnings Assets	6.07%	5.36%	4.68%	6.11%	5.64%	5.31%
Return on Average Total Assets	1.60%	0.97%	0.79%	1.62%	1.12%	1.01%
Return on Average Equity	17.84%	12.49%	9.79%	17.68%	14.31%	12.77%
Capital Ratios						
Equity / Total Assets	8.68%	7.76%	8.01%	8.68%	7.76%	8.01%
Tier I (Basic Capital) / Total Assets	8.01%	7.42%	7.56%	8.01%	7.42%	7.56%
Tier I (Basic Capital) / Risk-Weighted Assets	10.86%	10.86%	11.59%	10.86%	10.86%	11.59%
Total Capital / Risk- Weighted Assets	14.15%	14.61%	14.98%	14.15%	14.61%	14.98%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	1.17%	1.33%	0.98%	1.17%	1.33%	0.98%
Allowance for Loan Losses / Total Past Due	189.27%	165.85%	251.00%	189.27%	165.85%	251.00%
Impaired Loans / Total Loans to Customers	2.78%	3.57%	4.11%	2.78%	3.57%	4.11%
Loan Loss Allowances / Impaired Loans	79.87%	61.72%	59.52%	79.87%	61.72%	59.52%
Loan Loss Allowances / Total Loans to Customers	2.22%	2.20%	2.45%	2.22%	2.20%	2.45%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.23%	1.81%	1.46%	1.15%	1.74%	1.65%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	44.19%	43.95%	47.20%	45.41%	43.44%	44.58%
Operating Expenses / Average Total Assets (3) (4)	2.33%	1.92%	1.86%	2.44%	2.00%	1.95%
Balance Sheet Data (1)(3)						
Avg. Interest Earnings Assets (million Ch$)	33,066,941	37,631,093	37,831,844	32,378,592	36,085,778	36,667,800
Avg. Assets (million Ch$)	38,122,722	46,089,209	44,793,380	36,793,843	44,196,185	44,395,250
Avg. Equity (million Ch$)	3,413,353	3,577,569	3,604,924	3,363,309	3,474,123	3,517,723
Avg. Loans to customers (million Ch$)	28,907,883	30,760,030	30,911,720	28,417,560	30,377,067	30,555,285
Avg. Interest Bearing Liabilities (million Ch$)	20,837,376	23,577,954	22,276,803	20,358,381	22,880,043	22,678,963
Risk-Weighted Assets (Million Ch$)	31,525,612	32,939,905	31,340,664	31,525,612	32,939,905	31,340,664
Additional Data						
Exchange rate (Ch$/US$)	728.66	821.24	784.31	728.66	821.24	784.31
Employees (#)	13,694	13,293	13,325	13,694	13,293	13,325
Branches (#)	378	336	335	378	336	335

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 784.3 per US$1.00 as of September 30, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Summary of differences between Chile GAAP and IFRS

The most significant differences are as follows:

- Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 "Business Combinations". Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.
- Allowances for loan losses are calculated based on specific guidelines set by the Financial Market Commission based on an expected losses approach. Under IFRS 9 "Financial instruments" allowances for loan losses should be calculated on a discounted basis under the "expected credit loss" model that focuses on the risk that an asset will default rather than whether a loss has actually been incurred or not.
- Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Financial Market Commission. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 "Non-current assets held for sale and Discontinued operations". In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired.
- Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Financial Market Commission. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward - Looking Information

The information contained herein incorporates by reference statements which constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

- changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
- changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
- unexpected developments in certain existing litigation;
- increased costs;
- unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Contacts

Pablo Mejia
Head of Investor Relations
Investor Relations | Banco de Chile
☎ (56-2) 2653.3554
pmejiar@bancochile.cl

Daniel Galarce
Head of Financial Control
Financial Control Area | Banco de Chile
☎ (56-2) 2653.0667
dgalarce@bancochile.cl